Exhibit 99.3

ANNUAL INFORMATION FORM

Fiscal year ended May 31, 2011

August 26, 2011

2 Meridian Road, Toronto, Ontario  M9W 4Z7
Telephone:  (416) 798-1200
Fax: (416) 798-2200

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TABLE OF CONTENTS

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1

THE COMPANY	2

GENERAL DEVELOPMENT OF THE BUSINESS	3

PRODUCT PIPELINE	4

BUSINESS STRATEGY	4

FINANCIAL STRATEGY	5

REGULATORY APPROVAL PROCESS	7

BUSINESS OF THE COMPANY	9

RISK FACTORS	18

DIVIDENDS	25

SHARE CAPITAL AND MARKET FOR SECURITIES	25

DIRECTORS AND OFFICERS	26

AUDIT COMMITTEE INFORMATION	27

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	28

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	28

TRANSACTIONS WITH RELATED PARTIES	29

TRANSFER AGENT AND REGISTRAR	29

MATERIAL CONTRACTS	29

INTERESTS OF EXPERTS	29

ADDITIONAL INFORMATION	30

GLOSSARY	31

SCHEDULE A	34

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This annual information form may contain forward-looking statements within the meaning of securities laws.  Such statements include, but are not limited to, statements relating to:

•	our ability to obtain the substantial capital required to fund research and operations;
•	our plans to obtain partners to assist in the further development of our product candidates;
•
our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements;

•	our expectations regarding future financings;
•	our plans to conduct clinical trials and pre-clinical programs;
•	the length of clinical trials;
•	the partnering potential of our products;
•	our business strategy;
•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, pre-clinical and clinical studies and the regulatory approval process;
•	our plans, objectives, expectations and intentions;
•	annual sales potential of our clinical stage drugs; and
•	other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

The forward-looking statements reflect our current views with respect to future events, are subject to risks and uncertainties, and are based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to continue to operate as a going concern;
•	our ability to obtain the substantial capital required to fund research and operations;
•	our lack of product revenues and history of operating losses;
•
our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

•	our ability to recruit patients for clinical trials;
•	the progress of our clinical trials;
•	our liability associated with the indemnification of Old Lorus and its directors, officers and employees in respect of the arrangement described in “The Corporation - Corporate History”;
•	our ability to find and enter into agreements with potential partners;
•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;
•
clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•	the regulatory approval process;
•	our ability to attract and retain key personnel;
•	our ability to obtain patent protection;
•	our ability to protect our intellectual property rights and not infringe on the intellectual property rights of others;
•	our ability to comply with applicable governmental regulations and standards;
•	development or commercialization of similar products by our competitors, many of which are more established and have or have access to greater financial resources than us;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	our business is subject to potential product liability and other claims;
•	our ability to maintain adequate insurance at acceptable costs;
•	further equity financing may substantially dilute the interests of our shareholders;
•	changing market conditions; and
•
other risks detailed from time-to-time in our on-going quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the SEC, and those which are discussed under the heading “Risk Factors” in our annual information form for the fiscal year ended May 31, 2010

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.  These forward-looking statements are made as of the date of this annual information form or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.  We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Unless otherwise indicated, or the context requires otherwise, the information appearing in this annual information form is stated as at May 31, 2011 and references in this annual information form to “$” or “dollars” are to Canadian dollars.

In this Annual Information Form, the terms “Company” and “Lorus” refer to Lorus Therapeutics Inc.

For ease of reference, a glossary of terms used in this annual information form can be found beginning on page 31.

THE COMPANY

Lorus Therapeutics Inc. (“Old Lorus”) was incorporated under the Business Corporations Act (Ontario) on September 5, 1986 under the name RML Medical Laboratories Inc.  On October 28, 1991, RML Medical Laboratories Inc. amalgamated with Mint Gold Resources Ltd., resulting in Old Lorus becoming a reporting issuer (as defined under applicable securities law) in Ontario, on such date.  On August 25, 1992, Old Lorus changed its name to IMUTEC Corporation.  On November 27, 1996, Old Lorus changed its name to Imutec Pharma Inc., and on November 19, 1998, Old Lorus changed its name to Lorus Therapeutics Inc.  On October 1, 2005, Old Lorus continued under the Canada Business Corporations Act.

On July 10, 2007 (the “Arrangement Date”), Old Lorus completed a plan of arrangement and corporate reorganization with, among others, 6650309 Canada Inc. (“New Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc. As a result of the plan of arrangement and reorganization each common share of Old Lorus was exchanged for one common share of New Lorus.   New Lorus continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same board of directors as Old Lorus prior to the Arrangement Date. References in this annual information form to the Company, Lorus, “we”, “our”, “us” and similar expressions, unless otherwise stated, are references to Old Lorus prior to the Arrangement Date and New Lorus after the Arrangement Date.

The address of the Company’s head and registered office is 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7.  Our corporate website is www.lorusthera.com.  The contents of the website are specifically not included in this annual information form by reference.

Lorus’ subsidiary is NuChem Pharmaceuticals Inc. (“NuChem”), a corporation incorporated under the laws of Ontario, of which Lorus owns 80% of the issued and outstanding voting share capital and 100% of the issued and outstanding non-voting preference share capital.  On May 31, 2009, GeneSense Technologies Inc. (“GeneSense”), of which Lorus owned 100% of the issued and outstanding share capital was wound up into Lorus and subsequently dissolved.  Until June 22, 2009 Lorus owned 100% of the issued and outstanding share capital of Pharma Immune Inc. (“Pharma Immune”), a corporation incorporated under the laws of Delaware, at which time it disposed of these shares (See “The Company - Secured Convertible Debentures”).

Our common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “LOR”.

Going concern

Management has forecasted that the Company’s current level of cash and cash equivalents and short-term investments, including the proceeds from the August 2011 financing and commitment letter from Mr. Abramson, will be sufficient to execute its current planned expenditures for the next ten to twelve months without further investment &/or strategic alliances.  The Company is actively pursuing financing alternatives to provide additional funding. Management believes that it will complete one or more arrangement, in sufficient time to continue to execute its planned expenditures without interruption.  However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company.  The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders.  There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs.  As a result, there is a significant doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

GENERAL DEVELOPMENT OF THE BUSINESS

Lorus Therapeutics Inc. is a biopharmaceutical company focused on the discovery, research and development of novel anticancer therapies with a high safety profile. Lorus has worked to establish a diverse, marketable anticancer product pipeline, with products in various stages of development ranging from discovery and pre-clinical to a product available to start a Phase III clinical trial. A growing intellectual property portfolio supports our diverse product pipeline.

Our success is dependent upon several factors, including maintaining sufficient levels of funding through public and/or private financing, establishing the efficacy and safety of our product candidates in clinical trials, securing strategic partnerships and obtaining the necessary regulatory approvals to market our products.

We believe that the future of cancer treatment and management lies in drugs that are effective, have minimal side effects, and therefore improve a patient's quality of life. Many of the cancer drugs currently approved for the treatment and management of cancer are toxic with severe side effects, and we believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment.  Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform. We evaluate the merits of each product candidate throughout the clinical trial process and consider partnership when appropriate.

Over the past three years, we have focused on advancing our product candidates through pre-clinical and clinical testing. It costs millions of dollars and takes many years before a product candidate may be approved for therapeutic use in humans and the risk exists that a product candidate may not meet the end points of any Phase I, Phase II or Phase III clinical trial. See “Risk Factors”.

Small Molecules

We have small molecule drug screening technologies and preclinical scientific expertise, which we are using to create a drug candidate pipeline. Our proprietary group of small molecule compounds, which include the lead compound LOR-253, have unique structures and modes of action, and are promising candidates for the development of novel, targeted anticancer agents with high safety profiles.  See “-- Clinical Development” and “Business of the Company - Small Molecule Therapies”.

RNA-Targeted Therapies

Lorus’ RNA-targeted therapeutics include LOR-2040, which has completed an advanced Phase II clinical trial, and LOR-1284, which is in the pre-clinical stage of development. See “-- Clinical Development” and “Business of the Company - DNA/RNA-based Therapeutics”.

Immunotherapy

In June 2009, as part of the consideration for the repurchase of the secured convertible debentures from TEMIC, Lorus’ assigned to TEMIC its rights under the license agreement with ZOR Pharmaceuticals, LLC, and sold to TEMIC its intellectual property rights associated with Virulizin®. See “-- Business of the Company - Immunotherapy” and  “The Company - Secured Convertible Debentures” for more details.  Lorus also has a drug candidate Interleukin-17E which is a protein-based therapeutic for cancer treatment.

Clinical Development

The chart below illustrates our current view of the clinical and preclinical development stage of each of our products.  This chart reflects the current regulatory approval process for biopharmaceuticals in Canada and the United States.  See “Regulatory Requirements” for a description of the regulatory approval process in Canada and the United States. These qualitative estimates of the progress of our products are intended solely for illustrative purposes and this information is qualified in its entirety by the information appearing elsewhere or incorporated by reference in this annual information form.

PRODUCT PIPELINE

BUSINESS STRATEGY

Our business strategy is based on the identification and development of novel therapies aimed at novel as well as validated cancer targets. We believe that these target-based approaches hold the promise of more effective therapies with fewer side effects. A target-based approach is increasingly recognized as several targeted agents are already approved by regulatory authorities around the globe. In order to minimize single technology-related risks, we have adopted three different technology approaches:

1.	Development of small molecules that recognize specific targets in cancer cells.

2.	RNA-targeted technologies such as antisense and siRNA.

3.	Immunotherapy using safe and efficacious products to stimulate the natural anticancer properties of the immune system.

The first two approaches utilize selection strategies for identification and development of highly specific targeted drug candidates, capitalizing on proprietary libraries of compounds developed in-house.

In our efforts to obtain the greatest return on our investment in each drug candidate, we separately evaluate the merits of each drug candidate throughout the clinical development process and consider commercialization opportunities when appropriate.  In the next fiscal year, we intend to pursue partnerships and collaborations for our compounds and further the development of our promising pipeline.  More specifically, our main objectives are (i) to complete the Phase I clinical trial of our lead small molecule drug, LOR-253 to the end of Phase I and prepare for initiation of a Phase II clinical trial; (ii) to advance our pre-clinical product candidate LOR-500; and (iii) to secure partnership and financing alternatives in order to successfully continue our operations..

FINANCIAL STRATEGY

To meet future financing requirements, we intend to finance our operations through some or all of the following methods: public or private equity financings, and collaborative and licensing agreements.  We intend to pursue financing opportunities as they arise.

Equity Offering and Financing Commitment
Subsequent to the year end on July 22, 2011 we filed a final short form prospectus in connection with a best efforts offering (the “Offering”) of a minimum of 5,000,000 units of the Corporation (the “Units”) at a price of $0.40 per Unit for gross proceeds of $2,000,000 and a maximum of 10,000,000 Units for gross proceeds of $4,000,000. Each Unit consists of one common share of Lorus (a “Common Share”) and one common share purchase warrant of Lorus (a “Warrant”). Each warrant will entitle the holder to purchase one Common Share for five years after the closing of the Offering at an exercise price of $0.45 per Common Share (the “Exercise Price”). If on any date (the “Accelerated Exercise Date”) the 10-day volume weighted average trading price of the Common Shares on the Toronto Stock Exchange equals or exceeds 200% of the Exercise Price, then upon the Corporation sending the holders of Warrants written notice of such Accelerated Exercise Date and issuing a news release announcing such Accelerated Exercise Date, the Warrants shall only be exercisable for a period of 30 days following the date on which such written notice is sent to holders of Warrants.

In connection with the offering, Herbert Abramson, a director of the Corporation, entered into an irrevocable commitment letter on June 20, 2011, and amended July 11, 2011, to purchase, directly or indirectly, common shares and common share purchase warrants (or as may otherwise be agreed) in the capital of Lorus (collectively the “Securities”) having an aggregate subscription price equal to the difference (the “Commitment Amount”), if any, between (a) the sum of (i) the gross proceeds realized by Lorus in the Offering and (ii) the gross proceeds received by Lorus in respect of all financings completed by Lorus from the date of the final short form prospectus to November 30, 2011 and (b) $4.0 million.

The Offering closed on August 15, 2011 for total gross proceeds of $2.2 million.  In connection with the Offering Lorus issued 5.5 million Common Shares and 5.5 million Warrants.

Mr. Abramson purchased 2.4 million Units of the Offering.

December 2010 Private Placement
On December 1, 2010, pursuant to a private placement, the Company issued 1.6 million common shares in exchange for cash consideration of $1.66 million.  The total costs associated with the transaction were approximately $20 thousand.  The Company has allocated the net proceeds of the private placement to common shares.  Mr. Herbert Abramson, a director of the Corporation, subscribed for 1,410,000 common shares, representing approximately 89% of the total number of common shares issued through the private placement. No commission was paid in connection with the private placement.

November 2010 Rights Offering
On August 27, 2010 the Company announced a proposed rights offering as described below including a $4 million standby purchase agreement from a director of the Company Mr. Herbert Abramson. Mr. Abramson also provided the Company with interim financing by way of three $500 thousand monthly loans, advanced on August 11, 2010, September 13, 2010 and October 5, 2010. The loans were unsecured, had a six-month term (or the earlier of the closing of the rights issue) and bore interest at the annual rate of 10%. All three notes were repaid upon the close of the rights offering described below.

On September 27, 2010, Lorus filed a final short form prospectus in each of the provinces of Canada in connection with a distribution to its shareholders in eligible jurisdictions outside the United States of rights exercisable for units of the Company (the “Rights Offering”).

Under the Rights Offering, holders of common shares of the Company as of October 12, 2010, the record date, received one right for each common share held as of the record date. Each two rights entitled the holder thereof to purchase a unit of the Company at a price of $1.11 per unit. Each unit consisted of one common share of the Company and one warrant to purchase an additional common share of the Company at a price of $1.33 until May 2012.

A total of 4.2 million units of the Company at a price of $1.11 per unit were issued in connection with the rights offering. As a result of the rights offering Lorus issued 4.2 million common shares and 4.2 million common share purchase warrants.

In connection with the rights offering, the Company secured a standby purchase arrangement of $4 million by Herbert Abramson, one of Lorus’ directors. Mr. Abramson agreed to make an investment such that the minimum gross proceeds of the proposed rights offering would be $4 million. No fee was payable to Mr. Abramson for this commitment. In accordance with the terms of the stand-by purchase agreement, Mr. Abramson subscribed for 3.6 million of the 4.2 million units of the offering for $4.0 million.

The total costs associated with the transaction were approximately $370 thousand.  The Company has allocated the net proceeds of the rights offering to the common shares and the common share purchase warrants based on their relative fair values.  Based on relative fair values, $3.2 million of the net proceeds were allocated to the common shares and $1.0 million to the common share purchase warrants.

Share Consolidation
At our annual and special meeting of shareholders held on November 30, 2009, our shareholders approved a special resolution permitting our board of directors, in its sole discretion, to file an amendment to our articles of incorporation to consolidate our issued and outstanding common shares.

On May 12, 2010, our board approved the share consolidation on the basis of one post-consolidation common share for every 30 pre-consolidation common shares. The record date and effective date for the share consolidation was May 25, 2010. Our common shares began trading on the TSX on a post-consolidation basis on May 31, 2010.  The share consolidation resulted in an adjustment to the exercise price and number of common shares issuable upon exercise of outstanding stock options and warrants.

In this annual information form, all references to number of shares, stock options and warrants in the current and past periods have been adjusted to reflect the impact of the consolidation unless noted otherwise.

Promissory Notes
In April 2010, the Company entered into a loan agreement with a company related to a member of its Board of Directors to borrow $1 million.  The loan amount, which was received on April 14, 2010, is unsecured, evidenced by a promissory note and bears interest at the annual rate of 10%. The principal and interest amount are due in on October 14, 2010.  The funds are being used for general working capital purposes.

In October 2009, the Company entered into a loan agreement with the same member of our Board of Directors to borrow $1 million.  The loan amount, which was received on October 6, 2009, was unsecured, evidenced by a promissory note and bears interest at the annual rate of 10%. The principal and interest was due in six months.  The principal amount of $1.0 million was applied to subscribe for units as part of the November 27, 2009 private placement described below.

November 2009 Private Placement
On November 27, 2009, pursuant to a private placement, the Company issued 41.0 million (pre-consolidation) common shares and 20.5 million (pre-consolidation) common share purchase warrants in exchange for cash consideration of $2.5 million. This amount includes the principal amount of $1.0 million originally received by way of a loan from a director on October 6, 2009 which was applied to subscribe for units as part of the private placement. In addition, the Company issued 2.2 million (pre-consolidation) brokers’ warrants to purchase an equivalent number of common shares at $0.08 (pre-consolidation) until May 27, 2011.

Secured Convertible Debentures
On October 6, 2004, the Company entered into a Subscription Agreement with The Erin Mills Investment Corporation (“TEMIC”) to issue an aggregate of $15.0 million of secured convertible debentures (the “Debentures”) issuable in three tranches of $5.0 million each, in each of, October 2004, January 2005 and April 2005.  The Debentures were due on October 6, 2009.

On June 22, 2009, the Company reached a settlement with TEMIC with respect to the purchase and settlement of the $15.0 million the Debentures.

Under the settlement agreement, Lorus purchased all of the Debentures from TEMIC for a cash payment of $3.3 million, the assignment of the rights under the license agreement with ZOR Pharmaceuticals, LLC (“ZOR”), sale of intellectual property associated with Virulizin and sale of Lorus’ shares in its wholly owned subsidiary Pharma Immune Inc. which holds an equity interest in ZOR (the “Consideration”).  Under the agreement, Lorus is entitled to 50% of any royalties received under the ZOR license agreement and 50% of the deal value of any transaction completed in territories not covered by the ZOR license agreement. Lorus also retains a perpetual, royalty free license for the animal use of Virulizin.  TEMIC will be fully responsible for all clinical and regulatory costs associated with commercialization of Virulizin in territories not covered by the ZOR license agreement. Lorus will assist TEMIC with certain agreed upon services.

For receipt of the Consideration TEMIC released all security interest in the assets of Lorus.

August 2008 Rights Offering
On June 25, 2008, the Company filed a short-form prospectus for a rights offering to its shareholders.
Under the rights offering, holders of the Company's common shares as of July 9, 2008 (the "Record Date") received one right for each common share held as of the Record Date.  Each four rights entitled the holder thereof to purchase a unit of Lorus ("Unit").  Each Unit consists of one common share of Lorus at $3.90 and a one-half common share purchase warrant to purchase additional common shares of Lorus at $4.53 per common share until August 7, 2010.

Pursuant to the rights offering the Company issued 951 thousand common shares and 571 thousand common share purchase warrants in exchange for cash consideration of $3.7 million.  The total costs associated with the transaction were $500 thousand.  The Company allocated the net proceeds of $3.2 million received from the issuance of the units to the common shares and the common share purchase warrants based on their relative fair values.  The fair value of the common share purchase warrants has been determined based on an option pricing model.  The allocation based on relative fair values resulted in the allocation of $2.8 million to the common shares and $417 thousand to the common share purchase warrants.

REGULATORY APPROVAL PROCESS

The research, development, manufacture and marketing of pharmaceutical products are governed by various governmental authorities throughout the world to ensure efficacy and safety. In Canada, these activities are governed by the provisions of the Food and Drugs Act and its regulations, the enforcement of which is ensured by the Therapeutic Products Directorate of the Health Products and Food Branch of Health Canada. In the United States, it is the Food and Drug Administration (“FDA”) that has jurisdiction.  Similar processes are conducted in other countries by similar regulatory bodies. Regulations in each jurisdiction require that licenses be obtained from regulatory agencies for drug manufacturing facilities and also mandate strict research and product testing standards in order to ensure quality in respect of the manufacturing of therapeutic products, “Good Manufacturing Practices” (“GMP”). Companies must establish that the production of their products comply with GMP and the clinical development be conducted with Good Clinical Practices in order to demonstrate the safety and effectiveness of the therapeutic. While Lorus will pursue the approval of any product that it develops, success in acquiring regulatory approval for any such product is not assured. See “Risks and Uncertainties”.

In order to market its pharmaceutical products in Canada and the United States, Lorus must successfully satisfy the requirements of each of the following stages of the regulatory approval process and drug development:

Pre-Clinical Studies: Pre-clinical studies involve extensive testing in laboratory animals to determine if a potential therapeutic product has utility in an in vivo disease model and has any adverse toxicological effects in animals. The conduct and results of these studies are reported to regulatory agencies in an Investigational New Drug (“IND”) application in the United States and a Clinical Trial Application (“CTA”) in Canada, to gain approval to commence clinical trials of the product in human subjects or patients, depending on the indication for use.

Phase I Clinical Trials: Phase I clinical trials are designed to determine the pharmacokinetics, metabolism and pharmacologic actions of the drug in humans, the side effects associated with increasing doses and the maximum tolerated dose. These studies, usually short in duration, enroll only a small number of patients.

Phase II Clinical Trials: Phase II studies are conducted to evaluate the safety of the drug in the intended patient population with the disease or condition under study and to determine the common short-term side effects and risks associated with the drug. Phase II studies are typically well controlled, closely monitored and conducted in a relatively small number of patients. These studies are usually designed to gain early evidence of the effectiveness of the therapeutic, along with its safety.

Phase III Clinical Trials: Phase III studies are expanded studies performed after preliminary evidence suggesting effectiveness of the drug is obtained. Phase III studies gather additional information about effectiveness and safety that is required to evaluate the overall benefit-risk profile of the drug and to provide adequate basis for physician labeling. Phase III trials usually involve several hundred to several thousand patients.

Once these trials are completed, the Company files a registration file named New Drug Submission in Canada and a New Drug Application (“NDA”) in the United States. If such a registration file shows that the product was developed in accordance with the regulatory authorities’ rules, regulations and guidelines and demonstrates a favourable risk/benefit analysis, then the regulatory authorities issue a notice of compliance (Canada) or an approval letter (US), which allows the Company to market the product.

If and when marketing approval is granted by Health Canada or the FDA, the product is then approved for commercial sale in the respective jurisdiction.  In addition to the approval of the drug itself, Health Canada and the FDA each require that the manufacturer of a therapeutic drug be in full compliance with the current GMPs in effect in Canada or the United States, respectively. A similar process for therapeutic drug approval is followed in most other countries with sophisticated regulatory bodies that have appropriate regulations and oversight.

BUSINESS OF THE COMPANY

Overview

Chemotherapeutic drugs have been the mainstay medical treatment option for cancer, particularly metastatic cancer, for the past 30 years. More recently, a range of novel cancer drugs have been developed that are efficacious while improving patient quality of life.  Unlike chemotherapies, which are typically based on chemical synthesis, these new drugs may be of biological origin, based on naturally occurring molecules, proteins or genetic material. While conventional chemotherapy drugs are relatively non-specific and as a result toxic to normal cells, these new generation agents specifically target individual molecules or genes that are involved in disease and are therefore preferentially toxic to tumor cells.  The increased targeted specificity of these drugs may result in fewer and milder side effects, meaning that, in theory, larger and therefore, more effective doses can be administered. The current paradigm in cancer management is a multi-modal approach that combines multiple treatment options tailored to the specific indication and individual patient. As a result, targeted drug regimens that combine novel small molecule therapies with biological agents, based on emerging understanding of cancer development, are of considerable and growing interest.

Since cancer progression is a complex process involving the accumulation of multiple genetic alterations leading to changes in many specialized cell functions, Lorus believes that no single drug will emerge as a cure for all cancers.  Instead, we believe that cancer will continue to be treated by many different drugs with a variety of mechanisms of action.  Since Lorus takes a multi-mechanistic approach for the treatment of cancer, we concentrate on the discovery and the development of different classes of anticancer compounds.

All of the drugs being developed by the research team at Lorus have one similar characteristic: they are designed with the goal of being well tolerated by patients. These drugs may not only provide effective cancer treatment and contribute to an improved quality of life for cancer patients, but may also be commercially attractive as they could more easily be combined with other leading therapies without significantly adding to the current side effect profiles of existing drugs.

Lorus has product candidates in three classes of anticancer therapies: (i) small molecule therapies; (ii) RNA-targeted therapies; and (iii) immunotherapeutics. Lorus has certain commercial rights in Virulizin as described in “Immunotherapy”.

Small Molecule Therapies

Most anticancer chemotherapeutic treatments are DNA damaging, cytotoxic agents, designed to act on rapidly dividing cells.  Treatment with these drugs is typically associated with unpleasant or even serious side effects due to the inability of these drugs to differentiate between normal and cancer cells and/or due to a lack of high specificity for the targeted protein.  In addition, these drugs often lead to the development of tumor-acquired drug resistance. As a result of these limitations, a need exists for more effective anticancer drugs.  One approach is to develop small molecules that have greater target specificity and are more selective against cancer cells.  Chemical compounds weighing less than 1000 daltons (a unit of molecular weight) are designated as small or low molecular weight molecules. These molecules can be designed to target specific proteins or receptors that are known to be involved with disease.

LOR-253
Lorus has selected two leading small molecule compounds from a series of novel small molecules discovered by our scientists that exhibit potent anticancer activity in in vitro screens. The results of characterization studies on one of these compounds were published in Cancer Chemotherapy and Pharmacology.  From these two compounds, LOR-253 was selected as the lead compound for development as a drug candidate for the treatment of colon carcinoma and non-small cell lung cancer. This decision was based on its potent in vitro anti-proliferative activity, its efficacy in in vivo xenograft models of human colon and lung cancer, and on its safety profile.

In September 2009, we announced the publication from our research team of an article entitled “A Novel Small Molecule with Potent Anticancer Activity Inhibits Cell Growth by Modulating Intracellular Labile Zinc Homeostasis” in the peer-reviewed journal Molecular Cancer Therapeutics.  The article presented data from the preclinical evaluation of ML-133, a parent compound that was a precursor in the development of LOR-253. The studies demonstrated potent anticancer activity in cancer cell lines and in an animal model of human colon cancer. Further examinations on the mechanism of action confirmed target dependent induction of the novel tumor suppressor called Krüppel-like factor 4, a critical checkpoint protein that inhibits cell cycle progression in several cancer types. The mechanism of activity of this promising new class of antitumor agent described in the publication suggested a novel method for treating several different types of cancer.

In April 2011, we announced presentation of new preclinical findings for LOR-253 at the American Association for Cancer Research (AACR) annual meeting, in which LOR-253 was shown to be a potent inhibitor of growth of human non-small cell lung cancer (NSCLC), both in-vitro and in animal models. This anti-cancer activity was associated with induction of the tumor suppressor gene KLF-4.

Lorus has completed formal GLP toxicology studies for LOR-253 and in April 2010, we announced that the production of the first clinical batch of LOR-253 had been successfully completed.  The clinical batch of LOR-253 was manufactured in full compliance with current Good Manufacturing Practice (“cGMP”) for use in the Phase I study.

       Clinical Development

In June 1, 2010, Lorus announced the filing of an IND application with the FDA which was for a first-in-man Phase I dose escalation trial in advanced or metastatic solid tumors. In January 2011, Lorus announced initiation of a first-in-man Phase I dose escalation trial and enrolment of the first patient, and identified LOR-253 as the first clinical stage compound to stimulate the tumor suppressor factor KLF4.

Other Small Molecules
Lorus is also pursuing other candidates at earlier stages of development. These include:

•
LOR-500 platform. LOR-500 targets multikinases including tyrosine kinase family members and a member of the AMPK family of Ser/Thr kinases. Hit-to-lead identification and optimization of LOR-500 is being currently conducted to identify a lead drug candidate.

•
LOR-264, a second generation LOR-253 derivative, is being developed for oral administration.  Like LOR-253, LOR-264 has demonstrated potent anticancer activity in animal studies and represents the lead oral drug in this development platform.  Derivatization of LOR-264 is required to improve anticancer activity and oral bioavailability as part of our lead optimization process.

•
LOR-220 platform. LOR-220 is a current lead compound that targets novel bacterial Ser/Thr kinases. Structural optimization of LOR-220 is required to identify clinical drug candidates that show potent antimicrobial activity in animal models.

RNA-Targeted Therapies

Introduction
Metabolism, cell growth and cell division are tightly controlled by complex protein signalling pathways in response to specific conditions, thereby maintaining normal function. Many human diseases, including cancer, can be traced to faulty protein production and/or regulation. As a result, traditional therapeutics are designed to interact with disease-causing proteins and modify their function. A significant number of current anticancer drugs act by damaging either DNA or proteins within cells (e.g., chemotherapy) or by inhibiting the function of proteins using small molecules (e.g. estrogen blockers, such as Tamoxifen). RNA-targeted therapeutics offer a novel approach to treatment in that they are designed to prevent the production of proteins causing disease.

Our RNA-targeted drugs consist of antisense drugs and short-interfering RNA (siRNA).  The premise of this therapeutic approach is to target an earlier stage of the biochemical process than is usually possible with conventional drugs. The blueprint for protein production is encoded in the DNA of each cell. To translate this code into protein the cell first produces mRNAs (messenger ribonucleic acids) specific to each protein and these act as intermediaries between the information encoded in DNA and production of the corresponding protein. Most traditional therapies interact with the final synthesized or processed protein.  Often this interaction lacks specificity that would allow for interaction with only the intended target, resulting in undesired side effects.  In contrast, RNA-targeted therapies are based on altering gene expression at the mRNA level, prior to protein synthesis, and are intended to achieve better drug specificity towards the biochemical target.  We believe that drugs based on this approach may have broad applicability, greater efficacy and fewer side effects than conventional drugs.

We have developed a number of antisense drugs, of which our lead product is LOR-2040 (formerly GTI-2040).  LOR-2040 targets the R2 component of ribonucleotide reductase (“RNR”). RNR is a highly regulated, cell cycle-controlled protein required for DNA synthesis and repair.  RNR is made up of two components, R1 and R2, encoded by different genes. RNR is essential for the formation of deoxyribonucleotides, which are the building blocks of DNA.  Since RNR activity is highly elevated in tumor cell populations and is associated with tumor cell proliferation, we have developed antisense molecules specific for the mRNA of the R2 component of RNR. Furthermore, the R2 component also appears to be capable of acting as a signal molecule in cancer cells and its elevation is believed to modify a biochemical pathway that can increase the malignant properties of tumor cells. Consequently, reducing the expression of the RNR components in a tumor cell with antisense drugs is expected to have antitumor effects.

LOR-2040
Our lead antisense drug candidate is LOR-2040, which targets the R2 component of RNR and has exhibited antitumor properties against over a dozen different human cancers, including xenograft tumor growth, metastasis and survival models. Additional studies have demonstrated combination drug efficacy in xenograft tumor growth studies for human cancer cells, including drug resistant tumor cell lines. We have completed a Phase I/II clinical trial of LOR-2040 in advanced or metastatic renal cell carcinoma.  We have also completed multiple Phase I and/or II clinical trial programs in cooperation with the US National Cancer Institute (“NCI”), for the study of LOR-2040 for the treatment of Acute Myeloid Leukemia (“AML”), breast cancer, lung cancer, colon cancer, prostate cancer, a series of solid tumors and myelodysplastic syndrome and acute leukemia.

In June 2009, we announced the publication of an article entitled, "A LC-MS/MS Method for the Analysis of Intracellular Nucleoside Triphosphate Levels" in the peer-reviewed journal Pharmaceutical Research.  In the article investigators at the Ohio State University (OSU) presented data showing the pharmacological activity of LOR-2040 in five leukemia cell lines and in bone marrow samples of a patient with AML treated with LOR-2040 in a Phase II clinical trial.  The tumor cells examined with the novel analytical method showed a significant decrease in intracellular deoxynucleoside triphosphate levels required for DNA synthesis, confirming the target inhibition effect of LOR-2040.

In November 2009, we announced that a Phase II clinical trial in refractory and relapsed AML with LOR-2040 in combination with cytarabine had been successfully completed to the end-of-stage assessment time point, with favorable results.  The Steering Committee review required at this stage determined that the Phase II efficacy and safety results fulfilled the protocol criteria for continued patient enrolment and were consistent with the promising Phase Ib clinical findings in relapsed and refractory AML. It was further agreed that based on the strength of the Phase Ib and II clinical data in a total of 48 patients treated in this indication, expansion to a definitive comparative trial was the most appropriate next step to support registration. On this basis we proceeded with protocol development for the expanded development program. It is notable that the current preliminary evaluation found the response rate to be twice that expected from a risk-matched historical control, and that this is consistent with a further similar analysis of the findings from the prior Phase Ib clinical study.

LOR-1284
In 2003, Lorus began development of an anticancer therapeutic based on siRNA-mediated inhibition of R2 expression. Early screening experiments have identified lead compounds and preliminary in vitro and in vivo characterization of these compounds has yielded promising results.  LOR-1284 (formerly siRNA-1284), the lead compound identified from the screening study, specifically targets R2 expression. In in vitro studies, down-regulation of R2 expression by LOR-1284 resulted in decreased   tumor cell growth (proliferation) with a concomitant block in cell cycle progression. Furthermore, LOR-1284 demonstrates anti-tumor activity against human kidney, skin and colon cancers in mouse experimental models of tumor growth. We feel that the results of these studies warrant further development of LOR-1284 as well as expansion of siRNA research to other cancer targets.  Although in published reports LOR-1284 has shown significant in vivo anti-tumor activity on its own, we are collaborating with investigators at OSU to develop a novel nanotechnology formulation based on LOR-1284 to enhance uptake of the drug in tissues and to provide a selective affinity for specific tumors.  Research is continuing to optimize delivery of siRNA in vivo, and is expected to be the key to the future therapeutic promise of siRNA therapeutics to effectively target specific genes associated with cancer. In light of this, Lorus announced in 2009 that researchers at the Ohio State University (OSU) have received a grant of approximately US $2 million to explore the potential for applying OSU’s proprietary tumor-targeted nanoparticle drug delivery technology with ribonucleotide reductase (RNR) targeted RNA-based drugs including LOR-1284. Lorus agreed to supply LOR-1284 along with other developmental compounds that target R2, all of which have shown strong preclinical or clinical activity against a variety of cancers.

Clinical Development

NCI Sponsored Trials

Program in Solid Tumors and Other Indications:
Following completion by Lorus in the prior period of a Phase I dose escalation trial in solid tumors and a Phase I/II trial of LOR-2040 in combination with capecitabine in renal cell carcinoma, much of the clinical development for LOR-2040 was performed in conjunction with the NCI, which paid for the cost of the sponsored clinical trials.  See “-- Agreements - Collaboration Agreements - National Cancer Institute”.  To date we have completed six clinical trials with the NCI for LOR-2040 in patients with AML, metastatic breast cancer, non-small cell lung cancer, solid tumors, unresectable colon cancer, hormone refractory prostate cancer and have one study ongoing in MDS and acute leukemia.  These indications were selected based on the most promising results from our preclinical studies. Upon evaluation of the final clinical data emerging from the completed NCI clinical trials, Lorus will analyze and make decisions regarding the strategic direction of our antisense portfolio.  We do not believe that the data obtained from these trials will be material nor impact our current development plan of focusing on LOR-2040 in AML.  Lorus continues to search for partnerships for the future development of LOR-2040.

High Grade Myelodysplastic Syndrome and Acute Leukemia:
Lorus announced in June 2006 a plan for a new clinical investigation of LOR-2040 as a single-agent in patients with high grade myelodysplastic syndrome and acute leukemia as an additional NCI-sponsored initiative. This trial was initiated in mid 2007. This clinical study is designed to evaluate the safety and activity of LOR-2040 as a single agent for acute leukemia and MDS using a novel treatment schedule. The effect on leukemic blasts and blood count recovery will be assessed as part of a detailed investigation of the pharmacodynamic and pharmacokinetic effects, dose-response relationships and tolerability of LOR-2040 during multiple courses of treatment.  This clinical trial is now completed and pending final reporting and publication.

Other Research Initiatives
In May 2009 Lorus announced the extension of a cooperative research agreement with the NCI for preclinical evaluation of LOR-2040 and other Lorus RNA-targeted drugs as part of a novel combination therapeutic strategy to target the renal tumor and not the normal regenerating kidney.

Acute Myeloid Leukemia: NCI Sponsored Trial Program
In July 2003, we announced the FDA’s approval of the NCI-sponsored IND application for a clinical trial of LOR-2040 in combination with cytarabine, in patients with refractory or relapsed AML. Cytarabine is the current established drug for treating AML patients.  The study is part of a Phase II clinical program to be conducted under the sponsorship of the Cancer Treatment Evaluation Program of the NCI pursuant to a clinical trial agreement between Lorus and the NCI.

In August 2007, we announced the completion of this study. This clinical trial demonstrated safety and appropriate dosing of the combination regimen and showed promising clinical responses in patients under 60 years of age.  Moreover, the clinical responses correlated with downregulation of R2, the cellular target of LOR-2040, and were further supported by demonstration of intracellular LOR-2040 in circulating and bone marrow leukemic cells. In July 2008, we announced publication of the final results of this clinical trial by the investigators in the journal Clinical Cancer Research 14(12) 2008. The results demonstrated safety and appropriate dosing of the combination regimen. Notably, promising clinical responses in patients under 60 years of age were obtained which included complete responses in 35% of the 23 patients and significant cytoreduction of the leukemic blasts in two others. Moreover, the clinical responses correlated with down regulation of R2, the cellular target of LOR-2040 in circulating and bone marrow leukemic cells. Additionally, outcomes of complete response were associated with high pre-treatment levels of R2, suggesting that pre-treatment R2 may be a predictor of response and a possible basis for treatment stratification to this LOR-2040 and cytarabine combination.  This proof of concept study provided the basis for proceeding to the larger Phase II study with the same regimen in patients less than 60 years of age with refractory and relapsed AML.

Additional research in this program has continued to add scientific support for action of LOR-2040 in AML. In September 2008, Lorus announced a further publication by the investigators presenting results on the metabolism of LOR-2040 in these AML patients along with supporting experiments. This identified factors including activity of liver microsomes that together predicted the circulating drug levels and clearance rates. The investigators also performed additional studies to further elucidate the intracellular activity of LOR-2040 in AML which were announced by Lorus in April 2009 following the presentation to the American Association for Cancer Research, and in June 2009 following their final publication of this data in Pharmaceutical Research 26(6) 2009. A novel analytical method was used to monitor the intracellular activity of LOR-2040 in both preclinical models and in a patient’s samples and confirm an important mechanism of action of the drug to reduce the dNTP molecules in tumor cells that are required for DNA synthesis.

In February 2011 we announced publication in The AAPS Journal 18 (1) 2011 by Ohio State University investigators of data demonstrating that treatment of leukemia cells with LOR-2040 significantly increased the antiproliferative activity of Ara-C in leukemia cells and resulted in higher intracellular Ara-CTP, the cytotoxic product of Ara-C. The study provided support for the intracellular mechanism through which this increased anti-tumor activity is achieved.

Acute Myeloid Leukemia: Lorus Sponsored Trial Program
In August 2007, we announced an expansion of the LOR-2040 development program in the AML indication with initiation of a more advanced Phase II clinical trial with LOR-2040 and high dose Ara-C (HiDAC) in refractory and relapsed AML. The decision to advance clinical development of LOR-2040 into Phase II was based on the encouraging results from our completed proof of concept NCI-sponsored study of LOR-2040 in combination with HiDAC in patients with refractory and relapsed AML. This Phase II study included both an efficacy study and a novel additional study to measure intracellular target activities and pharmacological synergies between the two agents. In the first stage of the 60 patient trial, the pharmacologic and target related activity of LOR-2040 and HiDAC was evaluated in two groups, to determine the contribution of each agent alone and in combination. The second stage of the trial was to provide efficacy evaluation in a larger patient population.

On November 30, 2009, we announced successful completion of the Phase II end of stage assessment of LOR-2040 in combination with high dose Ara-C (HiDAC) as salvage therapy in refractory/relapsed AML patients of 60 years of age or younger with favorable results. The Steering Committee review required at this stage determined that the Phase II efficacy and safety results fulfilled the protocol criteria and are consistent with the promising Phase Ib clinical findings. It was further determined on the strength of the Phase Ib and II clinical data that expansion to a definitive comparative trial is the appropriate next step to support registration. A preliminary evaluation found the response rate to be twice that expected from a risk-matched historical control.

On June 14, 2010, we announced presentation of Phase II clinical trial data for LOR-2040 in combination with high dose cytarabine in the treatment of AML at the 15th Annual Congress of the European Hematology Association in Barcelona, Spain. This showed in patients under 60 years of age with relapsed and refractory AML that 28% achieved complete remission (“CR”) or CR with incomplete blood count recovery (“CRi”) and an additional 4% achieved partial remission. The investigators noted that this compares favorably with the expected risk-matched historical CR rate of approximately 14% in this high risk AML patient group. In addition, 12-month overall survival of 41% was shown with median overall survival of 10.3 months, assessed as favorable in this predominantly high risk population, and merits further development in a larger randomized clinical trial.

Based on the data from two completed Phase Ib and II clinical trials, Lorus plans to move this clinical program to a larger, randomized, comparative trial in a multinational setting in order to achieve rapid enrolment.

On August 5, 2009, we announced the allowance of a patent from the Japan Patent Office for LOR-2040 which protects LOR-2040 composition and its use in treatment of cancer. On May 3, 2010, we announced allowance of a new patent in Australia for LOR-2040 in treatment of AML as a single agent and in combination therapies with cytarabine, which extends the patent life in Australia to 2024. And on May 3, 2011, we announced the allowance of a new patent in the US for LOR-2040 in combination with cytarabine for the treatment of refractory and relapsed AML.

Orphan Drug Status
In May 2005, Lorus received Orphan Drug designation from the FDA for LOR-2040 in the treatment of AML.  In June 2008, Lorus announced that the European Medicines Agency (“EMEA”) had granted orphan drug designation to LOR-2040 for development in AML.

Immunotherapy

Immunotherapy is a form of treatment that stimulates the body’s immune system to fight diseases including cancer.  Immunotherapy may help the immune system to fight cancer by improving recognition of differences between healthy cells and cancer cells. Alternatively, it may stimulate the production of specific cancer fighting cells.

Interleukin-17E
Interleukin-17E (“IL-17E”) is a protein-based therapeutic that Lorus is developing as an immunotherapy for cancer treatment. We have shown that IL-17E has anticancer activity against a range of human cancers.    In February 2010, we announced the publication of an article entitled “IL-17E, a proinflammatory cytokine, has antitumor efficacy against several tumor types in vivo”, in the peer-reviewed journal Cancer Immunology Immunotherapy.  In this article, we demonstrated the antitumor effects of IL-17E alone and in combination with a number of approved anticancer agents in preclinical models. The studies showed that IL-17E alone had potent antitumor activity in a number of solid tumors, including melanoma, breast, colon, pancreatic, and non-small cell lung cancers. In combination studies, IL-17E was compatible with a wide variety of approved anticancer drugs, including Avastin, Tarceva, Taxol, Cisplatin, Dacarbazine, Irinotecan, and Gemzar. Furthermore, the combination of IL-17E with each of these anticancer agents showed greater anticancer efficacy than either agent alone without additional toxicity.  The article also provided data on the mechanism of anticancer activity for IL-17E, showing that IL-17E activated the immune system, specifically acting on eosinophils and B cells.

Additional preclinical studies are being done to further evaluate the efficacy and toxicity profile of IL-17E in comparison to other cancer-approved cytokines, including interferon-alpha and IL-2, and further non-clinical studies are planned to assess toxicity and optimize the therapeutic dose.

Virulizin®
In April 2008, Lorus entered into an exclusive licensing deal with the Zoticon Bioventures’ subsidiary, Zor, for Virulizin®. The license, covering North and South America, Europe and Israel, granted Lorus the right to receive in excess of US$10 million in upfront and milestone payments as well as royalties on sales of between 10 and 20%. In addition, Lorus’ wholly-owned subsidiary received a 25% equity interest in Zor. Zor is responsible for all future clinical developments, regulatory submissions, and all commercial activities. As discussed above, in June 2009, Lorus assigned these rights and the rights to the intellectual property associated with Virulizin® to TEMIC as part of the consideration for Lorus’ repurchase of the secured convertible debentures. (See “The Company - Secured Convertible Debentures”)

Agreements

Manufacturing Agreements
We currently rely upon subcontractors for the manufacture of our drug candidates. The subcontractors manufacture clinical material according to current GMP at contract manufacturing organizations that have been approved by our quality assurance department, following audits in relation to the appropriate regulations.

Manufactured product for clinical purposes is tested for conformance with product specifications prior to release by our quality assurance department. GMP batches of our drug candidates are subjected to prospectively designed stability test protocols.

Licence Agreements

Ion Pharmaceuticals

In December 1997, Lorus, through NuChem, acquired certain patent rights and a sublicense from Ion to develop and commercialize the anticancer applications of CLT and new chemical entities related to CLT (the “NuChem Analogs”).  To July 2006, NuChem had made cash payments totalling US $500,000 to Ion.  The balance of up to US$3 million is payable upon the achievement of certain milestones based on the commencement and completion of clinical trials related to the NuChem Analogs. The company does not currently expect to achieve any of the above milestones in fiscal years ended May 31, 2011 or 2012 and cannot reasonably predict when such milestones will be achieved, if at all.

The NuChem Analog patents are ancillary to the Company’s primary development activities and do not relate to our core research and development focus, namely LOR-2040, nor did they relate specifically to the development of Virulizin.

University of Manitoba

The University of Manitoba (the “University”), Dr. Jim Wright, Dr. Aiping Young and Cancer Care entered into an exclusive license agreement (the “License Agreement”) with GeneSense dated June 20, 1997 pursuant to which GeneSense was granted an exclusive worldwide license to certain patent rights with the right to sub-license.  Effective May 31, 2009 the agreement was assigned from GeneSense to Lorus.  In consideration for the exclusive license to Lorus of the patent rights, the University and Cancer Care are entitled to an aggregate of 1.67% of the net sales received by Lorus from the sale of products or processes derived from the patent rights and 1.67% of all monies received by Lorus from sub-licenses of the patent rights. Lorus is solely responsible for the preparation, filing, prosecution and maintenance of all patent applications and patents included in the patent rights and all related expenses.  Pursuant to the terms of the License Agreement, any and all improvements to any of the patent rights derived in whole or in part by Lorus after the date of the License Agreement are not included within the scope of the License Agreement and do not trigger any payment of royalties.

The University of Manitoba agreement relates specifically to antisense and related technologies described in patent applications that were pending at the time of the agreement.  Subsequent patent amendments or advancements to these patents remain as the property of Lorus, without license rights accruing back to the University of Manitoba.  The Company is currently pursuing its antisense development program, primarily as a function of advancements and amendments to the original patents. We have not yet earned any revenue from the products covered under the agreement and have not paid any royalties under this agreement and cannot reasonably predict the timing and amount of any future payment.  We do not expect to make any royalty payments under this agreement in fiscal years ended May 31, 2012 or 2013.

Collaboration Agreements

Zoticon Bioventures Inc.

In April 2008, Lorus through its wholly owned subsidiary GeneSense Technologies Inc. signed an exclusive multinational license agreement with Zor formed as a subsidiary of Zoticon Bioventures Inc. (“Zoticon”), a research-driven biopharmaceutical group, to further develop and commercialize Virulizin® for human therapeutic applications.   As discussed above, in June 2009, Lorus assigned these rights to TEMIC. (See “The Company - Secured Convertible Debentures”)

As part of the Zoticon agreement, we entered into a service agreement in which we agreed to provide Zor with 120 hours of consulting service at its own expense and thereafter will provide services at an agreed upon rate.  This agreement expired in October 2009.

National Cancer Institute

In February 2003, Lorus and the NCI approved clinical protocols to conduct a series of clinical trials in a Phase I/II program to investigate the safety and efficacy of LOR-2040. Lorus and the NCI signed a formal clinical trial agreement in which the NCI financially sponsors the LOR-2040 clinical trials, while Lorus provides the clinical trial drug. The agreement was renewed in October 2007 for an additional three years.

In May 2009, Lorus entered into an additional agreement with the NCI for the study of LOR-2501, LOR-2040, and LOR-1284 in combination with commercially-available drugs, to develop a drug cocktail(s) that is more effective for the treatment of Renal Cell Carcinoma tumors than for normal regenerating kidney.

In regards to future payment obligations, Lorus’ obligations under these agreements are limited to the supply of drugs, the cost for which has been incurred.  The company does not currently expect any significant costs associated with the supply of the drug in the future, depending on the outcome of the projects.

Other

From time to time, we enter into other research and technology agreements with third parties under which research is conducted and monies expended.  These agreements outline the responsibilities of each participant and the appropriate arrangements in the event the research produces a product candidate.

Intellectual Property and Protection of Confidential Information and Technology

We believe that our issued patents and pending applications are important in establishing and maintaining a competitive position with respect to our products and technology.

Small Molecule
We have been issued four patents and have 21 pending patents worldwide for our in-house small molecules.  These patents cover composition of matter and method claims.

RNA-targeted Therapies
We have been issued one patent in Canada, seven patents in the United States and 10 patents in other jurisdictions around the world relating to our DNA/RNA-based therapeutics, which includes antisense and siRNA molecules.  We also have 6 pending patents worldwide for this class of therapies. These patents include composition of matter and method claims.

Immunotherapy
We have three pending patents for our IL-17E immunotherapy program.

Regulatory Strategy

Our overall regulatory strategy is to work with Health Canada, the federal government department which, among other responsibilities, regulates the use and sale of therapeutic drug products in Canada and the FDA in the United States, the European Medicines Agency in Europe, and any other local regulatory agencies to have drug applications approved for the use of LOR-2040, and small molecules in clinical trials (alone and/or in combination with chemotherapeutic compounds) and subsequently for sale in international markets. Where possible, we intend to take advantage of opportunities for accelerated consideration of drugs designed to treat rare and serious or life-threatening diseases. We also intend to pursue priority evaluation of any application for marketing approval filed in Canada, the United States or the European Union and to file additional drug applications in other markets where commercial opportunities exist.  We cannot assure you that we will be able to pursue these opportunities successfully.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly evolving technology and intense competition.  There are numerous players in both of these industries that are focusing their efforts on activities similar to ours.  Some of these are companies with established positions in the pharmaceutical industry and may have substantially more financial and technical resources, more extensive research and development capabilities, and greater marketing, distribution, production and human resources than us.  In addition, we may face competition from other companies for opportunities to enter into partnerships with biotechnology and pharmaceutical companies and academic institutions.  Many of these other companies however are not solely focused on cancer, as is the mission of our drug development strategy to specialize in the development of drugs for the treatment and management of cancer.

Competition with our products may include chemotherapeutic agents, monoclonal antibodies, antisense therapies, small molecules, biologics and immunotherapies with novel mechanisms of action.  These are drugs that are delivered by specific means for treatment of cancer patients, with a potential to be used in non-cancer indications.  We also expect that we may experience competition from established and emerging pharmaceutical and biotechnology companies that have other forms of treatment for the cancers that we target.  There are many drugs currently in development for the treatment of cancer that employ a number of novel approaches for attacking these cancer targets.  Cancer is a complex disease with more than 100 indications requiring drugs for treatment.  The drugs in competition with our drugs have specific targets for attacking the disease, targets which are not necessarily the same as ours.  These competitive drugs therefore could potentially also be used together in combination therapies with our drugs to manage the disease.

Human Resources

As at May 31, 2011, we employed 13 full-time persons and four part-time people in research and drug development and administration activities. Of our employees, six hold Ph.D.s.  To encourage a focus on achieving long-term performance, employees and members of the board of directors have the ability to acquire an ownership interest in the Company through Lorus’ stock option and alternative compensation plans and employees can participate in the employee share purchase plan.

Our ability to develop commercial products and to establish and maintain our competitive position in light of technological developments will depend, in part, on our ability to attract and retain qualified personnel. There is a significant level of competition in the marketplace for such personnel. We believe that to date we have been successful in attracting and retaining the highly skilled personnel critical to our business. We have also chosen to outsource activities where skills are in short supply or where it is economically prudent to do so.

None of our employees are unionized, and we consider our relations with our employees to be good.

Properties

Our head office, which occupies 20,500 square feet, is located at 2 Meridian Road, Toronto, Ontario.  The leased premises include approximately 8,000 square feet of laboratory and research space.  We believe that our existing facilities are adequate to meet our requirements for the near term.  Our current lease expires on March 31, 2013.

RISK FACTORS

Investing in our securities involves a high degree of risk.  Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this annual information form, as well as our historical consolidated financial statements and related notes. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition, prospects or results of operations would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

We are an early stage development company.

We are at an early stage of development. Significant additional investment will be necessary to complete the development of any of our products. Pre-clinical and clinical trial work must be completed before our products could be ready for use within the market that we have identified. We may fail to develop any products, to obtain regulatory approvals, to enter clinical trials or to commercialize any products. We do not know whether any of our potential product development efforts will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be accepted in the marketplace.

The product candidates we are currently developing are not expected to be commercially viable for several years and we may encounter unforeseen difficulties or delays in commercializing our product candidates. In addition, our products may cause undesirable side effects.

Our product candidates require significant funding to reach regulatory approval assuming positive clinical results.  Such funding will be very difficult, or impossible to raise in the public markets or through partnerships.  If such funding or partnerships are not attainable, the development of these product candidates maybe significantly delayed or stopped altogether.  The announcement of such delay or discontinuation of development may have a negative impact on our share price.

We might not be able to continue as a going concern.

We have forecasted that our level of cash and cash equivalents and short-term investments including the proceeds from the Unit Offering and Financing Commitment will be sufficient to execute our current planned expenditures for the next 10-12 months without further investment.   We intend to continue to pursue additional funding and partnership opportunities to execute our planned expenditures in the future, but there can be no assurance that sufficient capital will be available to enable us to meet these continuing expenditures, or if the capital is available, that it will be available on terms acceptable to us. If we are unable to obtain sufficient financing on acceptable terms in order to meet our future operational needs, there is a significant doubt as to whether we will be able to continue as a going concern and realize our assets and pay our liabilities as they fall due, in which case investors may lose their investment.

We need to raise additional capital.

We need to raise additional capital. To obtain the necessary capital, we must rely on some or all of the following: additional share issues, collaboration agreements or corporate partnerships and grants and tax credits to provide full or partial funding for our activities. We cannot assure you that additional funding will be available on terms that are acceptable to us or in amounts that will enable us to carry out our business plan.

Our need for capital may require us to:

•	engage in equity financings that could result in significant dilution to existing investors;

•	delay or reduce the scope of or eliminate one or more of our development programs;

•
obtain funds through arrangements with collaborators or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or license rights to technologies, product candidates or products on terms that are less favourable to us than might otherwise be available;

•	considerably reduce operations; or

•	cease our operations.

We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.

We have not been profitable since our inception in 1986. Under Canadian generally accepted accounting principles, we reported net losses (earnings) of $5.0 million, ($5.3 million) and $8.9 million and for the years ended May 31, 2011, 2010 and 2009, respectively, and as of May 31, 2011, we had an accumulated deficit of $189.1 million.

To date we have only generated nominal revenues from the sale of VirulizinTM in Mexico and revenues associated with the license agreement with Zor.  We stopped selling VirulizinTM in Mexico in July 2005 and assigned the rights under the Zor Agreement to TEMIC, as part of the consideration for our repurchase of secured convertible debentures in June 2009.  We have not generated any other revenue from product sales to date and it is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidates LOR-2040 and LOR-253 as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

We have indemnified our predecessor, Old Lorus, and its directors, officers and employees.

In connection with the reorganization that we undertook in fiscal 2008, we have agreed to indemnify our predecessor, Old Lorus, and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

•
prior to, at or after the effective time of the arrangement transaction, and directly or indirectly relating to any of the assets of Old Lorus transferred to us pursuant to the arrangement transaction  (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the effective time of the arrangement;

•	prior to, at or after the effective time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to us under he arrangement; and

•	prior to or at the effective time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the arrangement.

This indemnification could result in significant liability to us.

We may be unable to obtain partnerships for one or more of our product candidates, which could curtail future development and negatively affect our share price.  In addition, our partners might not satisfy their contractual responsibilities or devote sufficient resources to our partnership.

Our strategy for the research, development and commercialization of our products requires entering into various arrangements with corporate collaborators, licensers, licensees and others, and our commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources that such third parties will devote to these activities may not be within our control. We cannot assure you that such parties will perform their obligations as expected. We also cannot assure you that our collaborators will devote adequate resources to our programs. In addition, we could become involved in disputes with our collaborators, which could result in a delay or termination of the related development programs or result in litigation. We intend to seek additional collaborative arrangements to develop and commercialize some of our products. We may not be able to negotiate collaborative arrangements on favourable terms, or at all, in the future, or that our current or future collaborative arrangements will be successful.

If we cannot negotiate collaboration, licence or partnering agreements, we may never achieve profitability.

Clinical trials are long, expensive and uncertain processes and Health Canada or the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.

None of our product candidates has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction’s extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our product candidates before we can submit any regulatory applications.

Clinical trials are long, expensive and uncertain processes. Clinical trials may not be commenced or completed on schedule, and Health Canada or the FDA or any other regulatory body may not ultimately approve our product candidates for commercial sale.

The clinical trials of any of our drug candidates could be unsuccessful, which would prevent us from advancing, commercializing or partnering the drug.

Even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer term treatment. Positive results in early Phase I or Phase II clinical trials may not be repeated in larger Phase II or Phase III clinical trials.  For example, results of our Phase III clinical trial of VirulizinTM did not meet the primary endpoint of the study despite promising preclinical and early stage clinical data.  All of our potential drug candidates are prone to the risks of failure inherent in drug development.

Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time intensive and entails significant uncertainty. A commitment of substantial resources to conduct time-consuming research, preclinical studies and clinical trials will be required if we are to complete development of our products.

Clinical trials of our products require that we identify and enrol a large number of patients with the illness under investigation. We may not be able to enrol a sufficient number of appropriate patients to complete our clinical trials in a timely manner particularly in smaller indications such as acute myeloid leukemia.  If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success that could affect the price of our Common Shares. Delays in planned patient enrolment or lower than anticipated event rates in our current clinical trials or future clinical trials may result in increased costs, program delays, or both.

In addition, unacceptable toxicities or adverse side effects may occur at any time in the course of preclinical studies or human clinical trials or, if any product candidates are successfully developed and approved for marketing, during commercial use of any approved products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay or abort the development of any of our product candidates or, if previously approved, necessitate their withdrawal from the market. Furthermore, disease resistance or other unforeseen factors may limit the effectiveness of our potential products.

Our failure to develop safe, commercially viable drugs would substantially impair our ability to generate revenues and sustain our operations and would materially harm our business and adversely affect our share price. We may never achieve profitability.

As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability.

Many of our competitors have:

•	drug products that have already been approved or are in development, and operate large, well-funded research and development programs in these fields;

•
substantially greater financial and management resources, stronger intellectual property positions and greater manufacturing, marketing and sales capabilities, areas in which we have limited or no experience; and

•	significantly greater experience than we do in undertaking preclinical testing and clinical trials of new or improved pharmaceutical products and obtaining required regulatory approvals.

Consequently, our competitors may obtain Health Canada, FDA and other regulatory approvals for product candidates sooner and may be more successful in manufacturing and marketing their products than we or our collaborators are.

Our competitor’s existing and future products, therapies and technological approaches will compete directly with the products we seek to develop. Current and prospective competing products may provide greater therapeutic benefits for a specific problem or may offer easier delivery or comparable performance at a lower cost;

Any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share. Our product candidates may not gain market acceptance among physicians, patients, healthcare payers and the medical community. Further, any products we develop may become obsolete before we recover any expenses we incurred in connection with the development of these products. As a result, we may never achieve profitability.

If we fail to attract and retain key employees, the development and commercialization of our products may be adversely affected.

We depend on the principal members of our scientific and management staff. If we lose any of these persons, our ability to develop products and become profitable could suffer. The risk of being unable to retain key personnel may be increased by the fact that we have not executed long-term employment contracts with our employees, except for our senior executives. Our future success will also depend in large part on our ability to attract and retain other highly qualified scientific and management personnel. We face competition for personnel from other companies, academic institutions, government entities and other organizations.

We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

Patent protection:
The patent positions of pharmaceutical and biotechnology companies are uncertain and involve complex legal and factual questions. The United States Patent and Trademark Office and many other patent offices in the world have not established a consistent policy regarding the breadth of claims that they will allow in biotechnology patents.

Allowable patentable subject matter and the scope of patent protection obtainable may differ between jurisdictions.  If a patent office allows broad claims, the number and cost of patent interference proceedings in the United States, or analogous proceedings in other jurisdictions and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease.

The scope of the claims in a patent application can be significantly modified during prosecution before the patent is issued. Consequently, we cannot know whether our pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide us with significant proprietary protection or will be circumvented, invalidated or found to be unenforceable.

Until recently, patent applications in the United States were maintained in secrecy until the patents issued, and publication of discoveries in scientific or patent literature often lags behind actual discoveries. Patent applications filed in the United States after November 2000 generally will be published 18 months after the filing date unless the applicant certifies that the invention will not be the subject of a foreign patent application. In many other jurisdictions, such as Canada, patent applications are published 18 months from the priority date.  We cannot assure you that, even if published, we will be aware of all such literature. Accordingly, we cannot be certain that the named inventors of our products and processes were the first to invent that product or process or that we were the first to pursue patent coverage for our inventions.

Enforcement of intellectual property rights:
Protection of the rights revealed in published patent applications can be complex, costly and uncertain.  Our commercial success depends in part on our ability to maintain and enforce our proprietary rights. If third parties engage in activities that infringe our proprietary rights, our management’s focus will be diverted and we may incur significant costs in asserting our rights. We may not be successful in asserting our proprietary rights, which could result in our patents being held invalid or a court holding that the third party is not infringing, either of which would harm our competitive position.

Others may design around our patented technology. We may have to participate in interference proceedings declared by the United States Patent and Trademark Office, European opposition proceedings, or other analogous proceedings in other parts of the world to determine priority of invention and the validity of patent rights granted or applied for, which could result in substantial cost and delay, even if the eventual outcome is favourable to us. We cannot assure you that our pending patent applications, if issued, would be held valid or enforceable.

Trade secrets:
We also rely on trade secrets, know-how and confidentiality provisions in our agreements with our collaborators, employees and consultants to protect our intellectual property. However, these and other parties may not comply with the terms of their agreements with us, and we might be unable to adequately enforce our rights against these people or obtain adequate compensation for the damages caused by their unauthorized disclosure or use of our trade secrets or know how. Our trade secrets or those of our collaborators may become known or may be independently discovered by others.

Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs.

Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter which we or our collaborators may be required to license in order to research, develop or commercialize at least some of our product candidates, including LOR-2040 and LOR-253. In addition, third parties may assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights. An adverse outcome in these proceedings could subject us to significant liabilities to third-parties, require disputed rights to be licensed from third-parties or require us to cease or modify our use of the technology. If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another’s proprietary technology.

If product liability claims are brought against us or we are unable to obtain or maintain product liability insurance, we may incur substantial liabilities that could reduce our financial resources.

The clinical testing and commercial use of pharmaceutical products involves significant exposure to product liability claims. We have obtained limited product liability insurance coverage for our clinical trials on humans; however, our insurance coverage may be insufficient to protect us against all product liability damages. Further, liability insurance coverage is becoming increasingly expensive and we might not be able to obtain or maintain product liability insurance in the future on acceptable terms or in sufficient amounts to protect us against product liability damages. Regardless of merit or eventual outcome, liability claims may result in decreased demand for a future product, injury to reputation, withdrawal of clinical trial volunteers, loss of revenue, costs of litigation, distraction of management and substantial monetary awards to plaintiffs. Additionally, if we are required to pay a product liability claim, we may not have sufficient financial resources to complete development or commercialization of any of our product candidates and our business and results of operations will be adversely affected.

We have no manufacturing capabilities. We depend on third-parties, including a number of sole suppliers, for manufacturing and storage of our product candidates used in our clinical trials. Product introductions may be delayed or suspended if the manufacture of our products is interrupted or discontinued.

Other than limited quantities for research purposes, we do not have manufacturing facilities to produce supplies of LOR-2040, LOR-253 or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved. We are dependent on third parties for manufacturing and storage of our product candidates. If we are unable to contract for a sufficient supply of our product candidates on acceptable terms, or if we encounter delays or difficulties in the manufacturing process or our relationships with our manufacturers, we may not have sufficient product to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved.

Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our research and development activities involve the controlled use of hazardous materials, radioactive compounds and other potentially dangerous chemicals and biological agents. Although we believe our safety procedures for these materials comply with governmental standards, we cannot entirely eliminate the risk of accidental contamination or injury from these materials. We currently have insurance, in amounts and on terms typical for companies in businesses that are similarly situated  that could cover all or a portion of a damage claim arising from our use of hazardous and other materials. However, if an accident or environmental discharge occurs, and we are held liable for any resulting damages, the associated liability could exceed our insurance coverage and our financial resources.

Risks Related To Our Common Shares

Our share price has been and may continue to be volatile and an investment in our Common Shares could suffer a decline in value.

You should consider an investment in our Common Shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. We receive only limited attention by securities analysts and frequently experience an imbalance between supply and demand for our Common Shares. The market price of our Common Shares has been highly volatile and is likely to continue to be volatile. Factors affecting our Common Share price include but are not limited to:

•	our financial position and doubt as to whether we will be able to continue as a going concern;
•	our ability to raise additional capital;
•	the progress of our clinical trials:
•	our ability to obtain partners and collaborators to assist with the future development of our products;
•	general market conditions;
•	announcements of technological innovations or new product candidates by us, our collaborators or our competitors;
•	fluctuations in our operating results;
•	published reports by securities analysts;
•	developments in patent or other intellectual property rights;
•	the cash and short term investments held us and our ability to secure future financing;
•	public concern as to the safety and efficacy of drugs that we and our competitors develop; and
•	governmental regulation and changes in medical and pharmaceutical product reimbursement policies.

Future sales of our Common Shares by us or by our existing shareholders could cause our share price to fall.

The issuance of Common Shares by us could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of our Common Shares. Sales by existing shareholders of a large number of our Common Shares in the public market and the issuance of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of our Common Shares to decline.

There is no assurance that an active trading market in our common shares will be sustained.

Our common shares are listed for trading on the Toronto Stock Exchange. However, there can be no assurance that an active trading market in our common shares on the stock exchange will be sustained or that we will be able to maintain our listing.

DIVIDENDS

Dividends on our common shares are declared at the discretion of our board of directors.  To date, we have not paid any dividends and do not expect to do so in the foreseeable future.

SHARE CAPITAL AND MARKET FOR SECURITIES

Share Capital

We are authorized to issue an unlimited number of common shares.  As of August 25, 2011, there were 21.2 million common shares issued and outstanding.  In addition, as of August 25, 2011, there were 1.2 million common shares issuable upon the exercise of outstanding stock options and 4.2 million common shares issuable upon the exercise of common share purchase warrants priced at $1.33 and expiring May, 2012 and 5.5 million common shares issuable upon the exercise of common share purchase warrants priced at $0.40 and expiring on August, 2016.  The holders of common shares are entitled to one vote per share at meetings of shareholders, to receive such dividends as declared by us and to receive our remaining property and assets upon our dissolution or winding up. Our common shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

Market for Securities

Our common shares are currently listed on TSX under the symbol “LOR”.

The following table sets out the price ranges and trading volumes of our common shares on the TSX for the periods indicated.

	High ($)	Low ($)	Volume (#)
2011
May	0.80	0.69	73,200
April	0.89	0.71	77,500
March	1.05	0.75	83,100
February	1.03	0.95	458,000
January	1.08	0.96	521,800
2010
December	1.18	1.01	201,300
November	1.38	0.95	404,600
October	1.18	0.95	206,300
September	1.40	1.05	78,100
August	1.88	1.25	107,540
July	2.10	1.72	146,288
June	2.55	2.00	248,763

Principal Shareholders

To our knowledge, based on publicly available information, the only persons or entities that own more than 10% of our issued and outstanding common shares are Mr. Herbert Abramson and his related parties, which currently owns approximately 44.6% of our issued and outstanding common shares.   See Business of the Company - Financial Strategy”.

DIRECTORS AND OFFICERS

The following table and notes thereto provide the name, province or state and country of residence, positions with the Company and term of office of each person who serves as a director or executive officer of Lorus as at the date hereof.

Each director has been elected or appointed to serve until the next annual meeting or until a successor is elected or appointed.  We have an Audit Committee, Corporate Governance and Nominating Committee and a Compensation Committee the members of each such committee are shown below.  As at May 31, 2011, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control over approximately 7.2 million common shares or approximately 46% of our outstanding common shares.

Name and Province/State and Country of Residence	Position	Director or Officer Since
Directors:
Herbert Abramson(3) (1) Ontario, Canada	Director	July 2007

Denis Burger(1)(2) Oregon, United States	Chairman, Director	September 2007

Dr. Mark Vincent(3) Ontario, Canada	Director	September 2007

Warren Whitehead(1) Ontario, Canada	Director	April, 2011

Dr. Jim Wright(2) Ontario, Canada	Director, former President and Chief Executive Officer,	October 1999

Officers:
Dr. Aiping Young Ontario, Canada	President and Chief Executive Officer, Director,	October 1999

Dr. Yoon Lee Ontario, Canada	Vice President Research	May 2008

Elizabeth Williams Ontario, Canada	Acting Chief Financial Officer and Director of Finance	November 2005
(1)           Member of Audit Committee.
(2)           Member of the Compensation Committee.
(3)           Member of the Corporate Governance and Nominating Committee.

The principal occupation and employment of each of the foregoing persons for the past five years is set forth below:

Mr. Herbert Abramson: Mr. Abramson has been in the investment industry for 29 years managing portfolios for high net worth individuals. He is a co-founder, Chairman and Portfolio Manager of Trapeze Capital Corp., an investment dealer and portfolio management company and is also Chairman and Portfolio Manager of Trapeze Asset Management Inc., an affiliated investment counseling company. Mr. Abramson is a member of the Law Society of Upper Canada and practiced corporate/securities law for 12 years before going into the investment business. He is also currently a Director of St Andrew Goldfields Ltd.

Dr Denis Burger:  Dr. Burger is currently the executive Chairman of BioCurex, Inc..  Dr. Burger was the past Chairman, Chief Executive Officer and a director of AVI Biopharma Inc, an Oregon based biotechnology company from 1992 to March 2007. Dr. Burger is also a partner in Sovereign Ventures, a healthcare consulting and funding firm based in Portland, Oregon.  Dr. Burger received his MSc and PhD in Microbiology and Immunology from the University of Arizona.

Dr. Mark Vincent: Dr. Mark Vincent is an Associate Professor of Oncology at the University of Western Ontario and a staff medical oncologist at the London Regional Cancer Program.   Dr. Vincent is also the co-founder and Chief Executive Officer of Sarissa, Inc. since 2000.  .

Dr. Jim Wright:  Dr. Wright is presently Chief Executive Officer of NuQuest Bio Inc and has been since 2006.  As of July 1, 2010 Dr. Wright has accepted a position as Adjunct Professor in the Department of Biochemistry and Biomedical sciences at McMaster University.  Dr. Wright co-founded GeneSense Technologies Inc. in 1996, and served as Lorus' President, Chief Scientific Officer and a member of the Board of Directors in October 1999 on a merger with GeneSense.  In September 2006 he stepped down as the President and Chief Executive Officer of Lorus.

Mr. Warren Whitehead: Mr. Whitehead is a Certified Management Accountant who has held senior financial management positions in several biotechnology and pharmaceutical companies.  Most recently he served as Chief Financial Officer of ARIUS Research Inc., providing financial guidance and leadership during the acquisition of ARIUS by Roche in 2008.  Prior to that Mr. Whitehead was CFO at Labopharm Inc., where he completed a series of public equity financings and a NASDAQ IPO.   He is currently a member of the Board of Directors of PlantForm Corporation, a life sciences company that develops biosimilar antibody drugs for treatment of cancer and other critical illnesses.

Dr. Aiping Young:  Dr. Young has been our President and Chief Executive Officer since September 21, 2006 and was a cofounder with Dr. Wright of GeneSense Technologies Inc.  Dr. Young previously held the position of Chief Operating Officer, Senior Vice President, Research and Development and Chief Technology Officer at Lorus.

Dr. Yoon Lee: Dr. Lee is currently Vice President of Research. Dr. Lee has been with Lorus for ten years, most recently serving as the Director of Research.  He joined Lorus in 1999 through the merger with GeneSense Technologies Inc., where he was a Research Scientist integrally involved in the development of GeneSense oligonucleotide therapeutics program.

Elizabeth Williams: Prior to joining Lorus in July 2004, Ms. Williams was an Audit Manager with Ernst and Young LLP.  Ms. Williams is a chartered accountant and has received a bachelor’s degree in business administration.

AUDIT COMMITTEE INFORMATION

Audit Committee

The charter of our audit committee is attached as Schedule A.  The current members of the audit committee are Herb Abramson, Denis Burger and Warren Whitehead.  Mr. Warren Whitehead is the Chairman of the Audit Committee and has been appointed as the Financial Expert.  Pursuant to Canadian securities laws, our board of directors has determined that Messrs. Abramson, Burger and Whitehead are financially literate as all have experience in reviewing and analysing the financial reports and ascertaining the financial position of a corporation.  Mr. Abramson is the chairman and portfolio manager of two investment management companies and is educated and experienced in reading and analyzing financial statements.  Mr. Burger, in his previous position as Chairman and CEO of AVI Biopharma, is educated and experienced in reading and analyzing financial statements.  Mr. Abramson sits on the Audit Committee of a publicly listed mining company.   Mr. Burger has also served on the audit committee of three other publicly listed biotechnology companies.  Mr. Whitehead is a Certified Management Accountant and has served as the Chief Financial Officer of Arius Research Inc. and Labopharm Inc. Additionally, we believe that the members of the audit committee qualify as “independent” as that term is defined in the relevant securities laws relating to the composition of the audit committee.

Independent Auditors

Auditor’s Fees

The total fees billed for professional services by KPMG LLP (our independent auditors) for the years ended May 31, 2011 and 2010 are as follows:

	2011	2010
Audit Fees	$312,856	$379,500
Tax Fees	$8,800	$19,150
All Other Fees	$26,885	$36,638
Total	$348,541	$435,288

Audit fees consist of the fees paid with respect to the audit of our consolidated annual financial statements, quarterly reviews and accounting assistance and fees for services, including translation, associated with the filing of prospectus’ and other regulatory assistance. Tax fees relate to assistance provided with review of tax returns and assistance with specific tax issues.  Other fees consist of CPAB fees and expenses.

Pre-Approval Policies and Procedures
The audit committee of our board of directors has, pursuant to the audit committee charter, adopted specific responsibilities and duties regarding the provision of services by our external auditors, currently KPMG LLP.  Our charter requires audit committee pre-approval of all permitted audit and audit-related services.  Any non-audit services must be submitted to the audit committee for review and approval.  Under the charter, all permitted services to be provided by KPMG LLP must be pre-approved by the audit committee.

Subject to the charter, the audit committee may establish fee thresholds for a group of pre-approved services.  The audit committee then recommends to the board of directors approval of the fees and other significant compensation to be paid to the independent auditors.

No services were provided by KPMG LLP under a de minimus exemption for our fiscal years ended May 31, 2011 and 2010.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

We are not a party to, nor the subject of, any outstanding legal proceedings, nor are we aware of any contemplated proceedings.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than the items described under ‘Transactions with Related Parties’ none of our directors, executive officers or to our knowledge, principal shareholders, or any associate or affiliate of the forgoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this annual information form that has materially affected or will materially affect us.

TRANSACTIONS WITH RELATED PARTIES

As described above under ‘Financial Strategy - Equity Offering and Financing Commitment’ the Company received a financing commitment subsequent to year-end from a Director and majority shareholder of the Corporation Mr. Abramson.  In addition as described under ‘Financial Strategy’ Mr. Abramson has been a participant in the December 2010 Private Placement, 2010 Rights Offering and Financing Commitment, Promissory Notes and November 2009 Private Placement.

During the year ended May 31, 2009, the Company expensed consulting fees of $25,000 to a director of the Company.  At May 31, 2009, no amounts remained unpaid and included in Accrued Liabilities. This transaction was in the normal course of business and has been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is Computershare Investor Services Inc.  at its principal office in the City of Toronto.

MATERIAL CONTRACTS

Other than the agreements described below, we have not, during our financial year ending May 31, 2011, entered into any material agreements other than contracts in the ordinary course of business.  Agreements are filed on SEDAR under Lorus Therapeutics.

1.	Share Purchase Warrant Indenture dated August 15, 2011 between the Company and Computershare Trust Company of Canada regarding the provision for issuance of common share purchase warrants.

2.	Agency Agreement dated July 20, 2011 in connection with an offering of units between the Company and Euro Pacific Canada Inc.

3.	Commitment Letter for minimum $4million equity investment dated June 20, 2011 and subsequently amended July 11, 2011 from Mr. Abramson.

4.	Form of Subscription agreement used in connection with December 2010 private placement.

5.	Form of Warrant issued in connection with December 2010 private placement.

6.	Share Purchase Warrant Indenture dated October 4, 2010 between the Company and Computershare Trust Company of Canada regarding the provision for issuance of common share purchase warrants.

7.	First Supplemental Indenture dated October 18, 2010 to the Share Purchase Warrant Indenture dated October 4, 2010.

8.	Standby Purchase Agreement dated September 16, 2010 between the Company and Herbert Abramson in connection with the November 2010 rights Offering

9.	Standby Purchase Agreement Amendment dated September 27, 2010.

INTERESTS OF EXPERTS

KPMG LLP, the Company’s external auditor, has reported on the consolidated financial statements of the Company for each of the years in the three-year period ended May 31, 2011.  KPMG LLP is independent of Lorus in accordance with the applicable Rules of Professional Conduct/Code of Ethics of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information relating to Lorus may be found on SEDAR at www.sedar.com.  Certain additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, and securities authorized for issuance under our stock option plan, will be contained in the Company’s management information circular which will be filed on SEDAR at www.sedar.com in respect of the Company’s annual meeting of shareholders for the fiscal  year ended May 31, 2011.  Additional financial information is provided in our financial statements and management’s discussion and analysis for the financial year ended May 31, 2011 (the “2011 Financial Statements”).  Copies of:

•	the 2011 Financial Statements and our most recent unaudited financial statements that have been filed, if any, for any period subsequent to the year ended May 31, 2011;

•	this annual information form and any document or the pertinent pages of any document incorporated by reference in this annual information form; and

•
any other documents that are incorporated by reference into a short form prospectus or preliminary short form prospectus otherwise not referred to therein when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, may be obtained upon request from our Director of Finance at our offices located at 2 Meridian Road, Toronto, Ontario, M9W 4Z7, Canada.  If our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, copies of the foregoing documents are available free of charge.  At all other times, a reasonable fee may be charged if a person who is not a security holder of Lorus makes the request for copies.

GLOSSARY

The following is a glossary of terms that are used in this annual information form:

Analog:	a chemical derivative or variation of a parent molecule
Antimicrobial:	a substance that kills or inhibits the growth of microorganisms.
Anti-proliferative:	preventing cell division
Ara-C:	chemotherapy drug most commonly used in treatment of AML, chronic myeloid leukemia, acute lymphoid leukemia and lymphomas
Bioavailability:	a subcategory of absorption and is used to describe the fraction of an administered dose of unchanged drug that reaches the systemic circulation or site of action.
Carcinoma:	any cancerous tumor that starts with the cells that cover the inner and outer body surfaces
Complete response:
When all signs of cancer disappear in response to treatment.  This is based on symptoms, physical exam, and radiology and lab tests.  This does not always mean the cancer has been cured. Also called complete remission.

CLT:	clotrimazole
Cytokine:	a generic term for a non-antibody protein released by a cell population (e.g., activated macrophages) of the immune system on contact with chemical or biological stimuli
Cytoreduction:	to reduce the number of cancer cells
Cytotoxic:	pertaining to the destruction of cells
Derivatization:	a technique used in chemistry that transforms a chemical compound into a product (the reaction's derivate) of similar chemical structure called a derivative.
Deoxyribonucleotides:	a nucleotide having a purine or pyrimidine base bonded to deoxyribose, which in turn is bonded to a phosphate group.
Downregulation:	the process by which a cell decreases the quantity of a cellular component (e.g. a protein) in response to an external variable.
Efficacy:	the ability of a drug to produce a desired result
Eosinophils:	a type of white blood cell.
GLP:	Good Laboratory Practises - a system of management controls for laboratories and research organizations to ensure the consistency and reliability of results
GMP or Good Manufacturing Practice:
practices and the systems required to be adapted in pharmaceutical manufacturing, quality control, quality system covering the manufacture and testing of pharmaceuticals or drugs including active pharmaceutical ingredients, diagnostics, foods, pharmaceutical products, and medical devices.

Immune system:	the totality of organs and cells involved in the body’s immunologic response to foreign antigens and malignant tissue
IND:	investigational new drug
In vitro:	in the test tube; referring to chemical reactions, fermentation, etc., occurring therein e.g., in cell-free extracts
In vivo:	in the living body; referring to chemical processes occurring within cells, etc., as distinguished from those occurring in cell-free extracts (in vitro)
Kinase:	In chemistry and biochemistry, a type of enzyme that transfers phosphate groups from high-energy donor molecules to specific substrates (a molecule that is acted upon by an enzyme).
Malignant/ malignancy:	describes a tumor that is cancerous. Two important qualities of malignancies are the tendency to invade surrounding tissues and to break off and spread elsewhere (metastasis)
Metabolism:	the overall biochemical reactions that take place in a living organism including the building up of complex molecules or breakdown of molecules to provide energy
Metastasis:	the process by which tumor cells are spread to other parts of the body
Microsomes:	vesicle-like artifacts formed from the endoplasmic reticulum (ER) when eukaryotic cells are broken-up in the laboratory and a valuable tool for investigating the metabolism of compounds
mRNA:	messenger, or mRNA, is a copy of the information carried by a gene on the DNA. The role of mRNA is to move the information contained in DNA to the translation machinery.
NDA:	new drug application, the application to obtain marketing approval filed with the FDA or BCD after completion of human clinical trials
Nucleotide: Pharmacodynamic:
a compound consisting of a purine or pyrimidine base, a pentose sugar and a phosphoric acid; they are the building blocks from which nucleic acids (DNA or RNA) are constructed the division of pharmacology that studies the effects of drugs and their mechanisms of action in the body.

Pharmacokinetics:	the action of drugs in the body over a period of time, including the process of absorption, distribution, localization in tissues, biotransformation and excretion
Pre-clinical testing:
testing that is conducted in the laboratory (chemistry and pharmacology) and with animals to help determine a product’s chemical, pharmacological and pharmaceutical characteristics (including mechanism of action), toxicity, efficacy and side effects

Proinflammatory:	capable of promoting inflammation.
Proteins:	large molecules composed of long chains of sub-units of amino acids

R1 and R2:	components of ribonucleotide reductase
Ribonucleic acid (RNA): ribonucleotide reductase (RNR):
a nucleic acid found in both the nucleus and the cytoplasm of all cells.  It carries genetic information from the nucleus to the cytoplasm, where it also reacts as a template in association with ribosomes to synthesize proteins a protein complex that converts ribonucleotide diphosphates (NDPs) into corresponding deoxyribonucleotide diphosphates (dNDPs).

siRNA:	a short sequence of RNA that can decrease gene expression in a highly specific manner (gene silencing).
Toxicity:	a condition that results from exposure to a substance at levels causing deleterious side effects which may be harmful to an organism
Tumor:	an abnormal swelling or lump in the body caused by the growth of new tissues which differ in structure from the part of the body in which they are growing. A tumor may be benign or malignant
Unresectable:	Unable to be removed (resected) by surgery.
Xenograft:	an implant of a foreign substance

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

OF LORUS THERAPEUTICS INC. (the “Company”)

I.           PURPOSE

The Audit Committee is a committee of the board of directors of the Company (the “Board”). The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities. The Audit Committee’s primary duties and responsibilities are to:

1.
Serve as an independent and objective party to oversee the integrity of the Company’s financial reporting process, audits of the Company’s financial statements and systems of internal controls regarding finance, accounting, and legal compliance;

2.	Identify and monitor the management of the principal risks that could impact the financial reporting of the Company;

3.	Monitor the independence and performance of the Company’s independent auditors;

4.	Provide an avenue of communication among the independent auditors, management, and the Board; and

5.	Encourage continuous improvement of, and foster adherence to, the Company’s policies, procedures and practices at all levels.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the Company. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties. The Company shall also provide appropriate funding, as determined by the Audit Committee, for payment of compensation to any external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, and ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

II.           COMPOSITION AND MEETINGS

Audit Committee members shall meet the requirements of the Canadian securities regulatory authorities, United States securities laws and applicable stock exchange requirements.

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent as defined by MI 52-110-Audit Committees, U.S. securities laws and applicable stock exchange rules. All members of the Audit Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flows statement and at least one member of the Committee shall have accounting or related financial management expertise and be “financially sophisticated” within the meaning of applicable stock exchange rules.

Audit Committee members shall be appointed by the Board. If an Audit Committee Chair is not designated or present, the members of the Audit Committee may designate a Chair by majority vote of the Audit Committee membership.

The Audit Committee shall meet at least four times annually, or more frequently as circumstances require. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting.

The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The Audit Committee should meet privately in executive session at least annually with management, the independent auditors, and as a committee to discuss any matters that the Audit Committee or each of these groups believe should be discussed. In addition, the Audit Committee should communicate with management and the external auditors at least quarterly to review the Company’s financial statements.

III           RESPONSIBILITIES AND DUTIES

A.	Review Procedures

1)	Maintain a Charter that sets out the Audit Committees mandate and responsibilities. Review and reassess the adequacy of this Charter at least annually.

2)
Review and discuss with management and the external auditors the Company’s financial statements, MD&A and annual and interim results press releases prior to filing or distribution.  The Audit Committee must be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements (other than public disclosure of financial statements, MD&A and annual and interim results press releases), and must periodically assess the adequacy of those procedures.  Consider the independent auditors’ judgements about the quality and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or minority practices.

3)
Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by the independent auditors or management and assure that the reasoning is described in determining the appropriateness of changes in accounting principles and disclosures.

4)
In consultation with the management and the independent auditors, consider the integrity of the Company’s financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures. Review significant findings prepared by the independent auditors together with management’s responses.

5)
The Audit Committee is directly responsible for overseeing the work of the independent auditors including the review of any disagreements among management and the independent auditors in connection with financial statements, and overseeing the resolution of any such disagreements.

6)
Annually review policies and procedures as well as audit results associated with directors’ and officers expense accounts and perquisites. Annually review a summary of director and officers’ related party transactions and potential conflicts of interest.

7)
Annually conduct self-assessment of Audit Committee performance including a review and discussion of the Audit Committee roles and responsibilities, seeking input from senior management, the full Board and others if needed.

B.	Independent Auditors

1)
The independent auditors are accountable to the Audit Committee and the Board and shall report directly to the Audit Committee. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board:

1)	The external auditor to be nominated for the purpose of preparing or issuing an auditor’s report and performing other audit, review and attest services for the Company as required;

2)           The compensation of such external auditor; and

3)           To approve any discharge of such external auditors when circumstances warrant.

2)
Pre-approve all audit fees and terms and all permitted non-audit services (including the fees and terms thereof) to be provided by the external auditor, and consider whether these services are compatible with the auditors’ independence.  Any member of the Audit Committee may approve additional proposed non-audit services that arise between Audit Committee meetings provided that the decision to pre-approve the services is presented at the next scheduled Audit Committee meeting.  The approval of all non-audit services will be evidenced by the completion and approval of the Non-Audit Services Request Form.

3)
On an annual basis, the Audit Committee should review and discuss with the external auditors all relationships they have with the Company that could impair the auditors’ independence. In particular, the Audit Committee is responsible for ensuring its receipt from the external auditors of a formal written statement delineating all relationships between the external auditors and the Company, consistent with applicable regulations, actively engaging in a dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditors, and taking, or recommending that the full Board take, appropriate action to oversee the independence of the outside auditors.

4)	Review the external auditors’ audit plan - discuss scope, staffing, locations, reliance upon management and general audit approach.

5)	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

6)
Prior to releasing the year-end results, discuss the results of the audit with the external auditors.  Discuss with management and the external auditors matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants.

7)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former independent auditors of the Company.

8)	Review and discuss quarterly reports from the external auditors on:

i.	All critical accounting policies and practices to be used;

ii.
All alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor; and

iii.	Other material written communications between the external auditor and management, such as any management letter or schedule of unadjusted differences.

C.         Ethical and Legal Compliance

1)
On at least an annual basis, review with the Company’s counsel, any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

2)	Perform any other activities consistent with this Charter, the Company’s by-laws, and governing law, as the Audit Committee or the Board deems necessary or appropriate.

D.         Whistle Blowing

The Audit Committee shall put in place procedures for:

1)	The receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

2)	The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

E.	Other Audit Committee Responsibilities

1)	Create an agenda for the ensuing year.

2)	Describe in the Company’s annual information form the Audit Committee’s composition and responsibilities and how they were discharged in accordance with the requirements of 52-110F1.

3)	Submit the minutes of all meetings of the Audit Committee to the Board.

4)	Provide any other disclosure required to be included with respect to the Audit Committee or the Company’s securities law filings.